micon INTERNATIONAL LIMITED | mineral industry consultants

CONSENT OF EXPERT

October 8, 2010

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
TSX Venture Exchange
Toronto Stock Exchange
Genco Resources Ltd.
Silvermex Resources Ltd.

Dear Sirs/Mesdames:

Re: Silvermex Resources Ltd. (the "Company") and Genco Resources Ltd. ("Genco")

I refer to the Company's Notice of Annual General and Special Meeting and Information Circular, dated October 6, 2010, and Genco's Notice of Special Meeting and Information Circular, dated October 8, 2010 (together, the "Circulars") in respect of the annual general and special meeting of the Company's shareholders and the special meeting of Genco, both to be held on November 9, 2010. Both of the Circulars are to be filed with the applicable securities regulatory authorities and made public on the SEDAR website.

I am an author of the technical report entitled "Updated NI 43-101 Technical Report for San Marcial Property, La Rastra Mining District Sinaloa, Mexico" prepared for the Company and dated November 5, 2008 (the "Report"). I hereby consent: (a) to being named in the Circulars; and (b) to the reference and use in the Circulars and documents incorporated by reference therein of the Report and any information derived or extracted therefrom.

I confirm that I have read the Circulars, believe that the written disclosure in the Circulars extracted from the Report fairly and accurately represents the information in the Report and have no reason to believe that there are any misrepresentations in the information contained in the Circulars that are: (i) derived from the Report; or (ii) within my knowledge as a result of the services performed by me in connection with the Report.

Yours truly,

MICON INTERNATIONAL LIMITED

William J. Lewis, B.Sc., P.Geo.
Senior Geologist

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